Exhibit 12.1

Volcano Corporation

Computation of Earnings to Fixed Charges Ratio

(Unaudited—in thousands)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings (loss)
Income (loss) before provision for income taxes	$7,327	$(27,767)	$(13,085)	$(26,052)	$(8,305)
Fixed charges	4,330	1,895	1,208	996	4,595

Total	11,657	(25,872)	(11,877)	(25,056)	(3,710)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$2,192	$5	$113	$199	$4,013
Interest component of rentals (1)	2,138	1,890	1,095	797	582

Total	$4,330	$1,895	$1,208	$996	$4,595

Excess (deficiency of) earnings available to cover fixed charges	$7,327	$(27,767)	$(13,085)	$(26,052)	$(8,305)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.